Mail Stop 4561

October 9, 2008

Mr. David K. Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, TX 77063

> **Re:** **Whitestone REIT**
> **Form 10-K for the Year Ended December 31, 2007**
> **Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008**
> **File No. 0-50256**

Dear Mr. Holeman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer
Purchases of Securities, page 18

1. You disclose that shareholders that received approximately 64,000 shares issued
    under your dividend reinvestment plan on or after October 2, 2006, could be
    entitled to rescission rights. Please tell us how you determined that these shares
    should be classified as shareholders' equity and not as a liability.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 21

Liquidity and Capital Resources, page 25

2. You disclose that your $10.0 million mortgage loan is payable in equal monthly
    installments of principal and interest of $60,212. However, we note that you have
    included the entire outstanding principal balance of this note in the "More than 5
    Years" column in your tabular presentation of contractual obligations. In future
    filings, please revise this table and the table of annual debt maturities included in
    Note 9 to include the principal payments due by period.

3. In future filings, please revise your tabular presentation of contractual obligations
    to include your interest commitments under your interest-bearing debt in this
    table, or provide textual discussion of this obligation below the table. If you
    provide a textual discussion, the discussion should quantify the interest payments
    using the same time frames stipulated in the table. Regardless of whether you
    decide to include interest payments in the table or in textual discussion below the
    table, you should provide appropriate disclosure with respect to your assumptions
    of your estimated variable rate interest payments.

Notes to Consolidated Financial Statements, page F-7

Note 9. Debt, page F-14

4. Please disclose in future filings whether you are in compliance with the covenants
    in your various loan agreements.

Exhibits 31.1 and 31.2

5. We refer you to paragraph 4 of your certifications and note that it is missing the
    words "and internal control over financial reporting (as defined in Exchange Act
    Rules 13a-15(f) and 15d-15(f))" and also missing paragraph 4(b) related to
    internal control over financial reporting. Please note that the certifications must

be exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Please file an abbreviated amendment to your Form 10-K that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications.

Form 10-Q for the Quarter Ended June 30, 2008

Note 10. Related-Party Transactions, page 15

6. Please tell us how you determined to record a gain of approximately $3.6 million related to the settlement of litigation with Allen R. Hartman and Hartman Management L.P., citing the authoritative literature upon which you relied in reaching this conclusion. Specifically tell us how you determined that the settlement was not a treasury stock transaction subject to the provisions of ARB 43, Chapter 1B; APB Opinion No. 6, paragraphs 12 and 13; and APB Opinion No. 9, paragraph 28.

Item 4T. Controls and Procedures, page 31

7. We note that you did not include the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of those controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act. Please amend your filing to comply with the disclosure requirements of Item 307 of Regulation S-K. In doing so, please consider whether management's failure to perform or complete its assessment of disclosure controls and procedures, or to provide management's conclusion as to the effectiveness of your disclosure controls and procedures, impacts its conclusions disclosed in the amended filing. This comment also applies to your Form 10-Q for the quarter ended March 31, 2008.

*****

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief